FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Net Profit Increases by 14.5% in First Quarter 2007

First Quarter 2007 Results

•	Sales growth: +5. 9% at identical exchange rates

•	Strong comparable store sales growth of 4.1% in the U.S. and 2.0% in Belgium

•	Continued outstanding performance at Alfa-Beta in Greece with 15.3% sales growth

•	Net profit from continuing operations : +12.6% at actual exchange rates and +19.9% at identical exchange rates

•	Net profit increases by 14.5% at actual exchange rates and by 21.7% at identical exchange rates

Other Highlights

•	Strong first quarter results support confirmation of 2007 earnings guidance

CEO Comments

“Our first quarter 2007 results were very strong,” said Pierre -Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our dynamic commercial strategy, combined with our disciplined cost management and decreased net financial expenses, resulted in excellent sales and profit for the quarter. All of our regions continued their strong sales momentum, particularly our U.S. operations with a 4.1% comparable store sales growth and our Greek business with the fourth consecutive quarter of double digit organic sales growth.”

Financial Highlights

	Q1 2007 (1)
IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
Net sales and other revenues	4,712.4	-0.5%	+5.9%
Operating profit	229.6	+1.0%	+8.2%
Operating margin	4.9%	—	—
Profit before taxes and discontinued operations	164.7	+6.9%	+14.4%
Net profit from continuing operations	110.1	+12.6%	+19.9%
Net profit (Group share)	111.4	+14.5%	+21.7%
Basic net earnings per share (in EUR)	1.16	+12.8%	+19.9%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 8.3% in the first quarter of 2007 (1 EUR = 1. 3106 USD) compared to the first quarter of 2006.

Contacts:
Guy Elewaut:	+32 2 412 29 48	Hans Michiels:	+ 32 2 412 83 30
Geoffroy d’Oultremont:	+32 2 412 83 21	Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

FIRST QUARTER 2007 INCOME STATEMENT

In the first quarter of 2007, net sales and other revenues of Delhaize Group increased at identical exchange rates by 5.9%. At actual exchange rates, net sales and other revenues decreased by 0.5% to EUR 4.7 billion due to a 8.3% weaker U.S. dollar versus the euro. Organic sales growth amounted to 5.9% due to:

•	the 5.6% increase of U.S. sales, supported by strong comparable store sales growth of 4.1%;

•	the 4.2% increase of Belgian sales due to comparable store sales growth of 2.0% and new store openings; and

•	the 15.3% increase of Greek sales.

Delhaize Group ended the first quarter of 2007 with a sales network of 2,717 stores (including the Czech operations and Di) compared to 2,705 stores at the end of 2006.

Gross margin remained stable at 25.5% (25.6% in 2006). Continued price investments were offset by a better sales mix . Selling, general and administrative expenses improved by 14 basis points to 21.0% of sales due to the strong sales momentum, good cost management throughout the Group, and lower depreciation costs (as a percentage of sales).

Operating margin was slightly higher at 4.9% in the first quarter of 2007. Operating profit amounted to EUR 229.6 million, an increase by 1.0% at actual exchange rates while at identical exchange rates operating profit increased by 8.2%.

Net financial expenses decreased by 11.5% to EUR 64.9 million, as a result of debt repayments in the first half of 2006 and the weaker U.S. dollar. The effective tax rate decreased from 36.5% to 33.1% in the first quarter of 2007, mainly due to a tax refund.

Net profit from continuing operations increased by 12.6% to EUR 110.1 million, or EUR 1.13 per basic share (EUR 1.03 in 2006). At identical exchange rates, net profit from continuing operations increased by a strong 19.9% due to sales growth and lower financial and tax expenses.

In the first quarter of 2007, the result from discontinued operations, net of tax, amounted to EUR 3.1 million, primarily related to our Czech operations which are in the process of being divested.

Group share in net profit increased by 14.5% to EUR 111.4 million. Per basic share, net profit was EUR 1.16 (EUR 1.03 in the first quarter of 2006) and per diluted share EUR 1.11 (EUR 0.99 in the first quarter of 2006). At identical exchange rates, net profit increased by 21.7%.

CASH FLOW STATEMENT AND BALANCE SHEET

In the first quarter of 2007, net cash provided by operating activities amounted to EUR 257.3 million. Capital expenditures decreased by 10.9% to EUR 109.9 million (EUR 123.4 m illion in 2006) primarily due to fewer store openings at Hannaford and the weakening of the U.S. dollar. Delhaize Group generated free cash flow of EUR 149.8 million. The Group held EUR 336.8 million cash and cash equivalents at the end of March 2007.

The net debt to equity ratio continued to improve, decreasing to 68.5% compared to 74.0% at the end of 2006. Delhaize Group’s net debt amounted to EUR 2.5 billion, a decrease of EUR 141.7 million compared to the end of 2006 due to the continued generation of free cash flow. In April 2007, Delhaize America repaid USD 145.0 million in bonds with a 7.55% coupon using cash on hand and existing credit facilities.

As we communicated earlier, we are preparing the implementation of cross-guarantees between Delhaize Group and Delhaize America, our largest subsidiary. This will be accompanied by obtaining a credit rating for Delhaize Group. We expect the rating review process and the implementation of cross-guarantees to be finalized very soon.

As part of this process, Delhaize America filed yesterday a Form-15 with the U.S. Securities and Exchange Commission (SEC), immediately suspending its obligation to file reports under the U.S. Securities Act of 1934, including Forms 10-K, 10-Q or 8-K. Delhaize Group will continue to publish quarterly and annual results press releases, including information for its U.S. operations as part of its segment reporting. Delhaize Group also will continue issuing an annual report to shareholders and filing an annual report on Form 20-F with the SEC.

SEGMENT REPORTING

First Quarter 2007		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
(in millions)		1st Q 2007	1st Q 2006	2007 /2006	1st Q 2007	1 st Q 2006	1 st Q 2007	1 st Q 2006	2007 /2006

United States	USD	4,380.0	4,146.5	+5.6%	5.5%	5.4%	240.6	223.5	+7.7%
United States	EUR	3,342.0	3,448.8	-3.1%	5.5%	5.4%	183.6	185.9	-1.2%
Belgium (2)	EUR	1,060.9	1,018.1	+4.2%	4.4%	4.5%	46.5	46.2	+0.7%
Greece	EUR	271.8	235.8	+15.3%	2.5%	1.4%	6.8	3.3	+104.8%
Emerging Markets (3)	EUR	37.7	32.8	+15.3%	2.5%	1.8%	0.9	0.6	+61.1%
Corporate	EUR	—	—	N/A	N/A	N/A	(8.2)	(8.6)	+4.3%

TOTAL	EUR	4,712.4	4,735.5	-0.5%	4.9%	4.8%	229.6	227.4	+1.0%

(1)	All sales are sales to third parties.
(2)	Including Di, which is not reclassified in result from discontinued operations
(3)	Mega -Image (Romania) and Lion Super Indo (Indonesia). Excluding Delvita (Czech Republic) reclassified in result from discontinued operations.

•

In the first quarter of 2007, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.4 billion (EUR 3.3 billion), an increase of 5.6% over 2006, supported by strong comparable store sales growth of 4.1%.

Sales in the U.S. in the first quarter of 2007 were supported by continued good momentum at Food Lion and Hannaford. Important contributors were the market renewals and the customer segmentation work at Food Lion, continued investments in prices at all U.S. companies as well as disciplined execution in the stores and ongoing assortment improvement. Well-executed and more aggressive price and marketing initiatives combined with more effective store openings resulted in improved sales trends at Sweetbay.

At the end of March 2007, Delhaize Group operated 1,551 supermarkets in the U.S. In addition, Delhaize Group remodeled 24 supermarkets in the U.S., including 11 Food Lion stores in the Washington, D.C. market converted to Bloom. Ten Kash n’ Karry stores were converted to Sweetbay Supermarket. At the end of March 2007, 79 Sweetbay stores were open.

The operating margin of the U.S. business increased by 10 basis points to 5. 5% of net sales and other revenues due to margin management and price optimization, less depreciation costs (as a percentage of sales) and lower operating expenses versus the previous year at Hannaford as a result of a cost reduction program implemented in 2006. The operating profit of the U.S. business of Delhaize Group grew by 7.7% to USD 240.6 million.

In 2007, Delhaize Group plans to open approximately 47 new supermarkets in the U.S. In addition, the Group plans to close approximately 14 stores and to relocate ten stores , resulting in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007. Approximately 207 U.S. stores will be remodeled in 2007. Food Lion will remodel 142 stores as part of its market and store renewal programs. All remaining Kash n’ Karry stores will be re-launched under the Sweetbay Supermarket brand before the end of September 2007, finishing the massive conversion project started in 2004.

•

In the first quarter of 2007, net sales and other revenues of Delhaize Belgium increased by 4.2% to EUR 1.1 billion, supported by comparable store sales growth of 2.0%. The Belgian market share of Delhaize was stable during the first quarter of 2007.

The sales network of Delhaize Belgium was extended by five stores to 848 at the end of March 2007, including 129 company-operated supermarkets in Belgium, 31 stores in the Grand Duchy of Luxembourg and 3 stores in Germany.

The operating margin of Delhaize Belgium amounted to 4.4% of net sales and other revenues (4.5% in 2006). Operating profit increased by 0.7% to EUR 46.5 million.

Delhaize Belgium expects to end 2007 with a store network of 753 stores, as a result of the addition of 42 stores (including three company-operated supermarkets) and the planned divestment of 132 Di stores.

Delhaize Belgium plans to remodel nine stores in 2007 and convert 26 Cash Fresh stores to Delhaize banners, including four to company-operated supermarkets.

In March 2007, Delhaize Group reached an agreement to sell Di, its Belgian beauty and body care business. The closing of the transaction is expected before the end of the second quarter of 2007.

•

In the first quarter of 2007, sales in Greece grew by 15.3% to EUR 271.8 million due to high comparable store sales growth and new store openings. It was the fourth consecutive quarter that Alfa-Beta realized double digit organic sales growth. The operating margin of Alfa-Beta increased to 2.5% of sales (1.4% in 2006) due to stronger sales and effective inventory and cost management, while the operating profit doubled to EUR 6.8 million.

•

Net sales and other revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 15.3% to EUR 37.7 million due to the continued good performance in both countries. The Emerging Markets of Delhaize Group recorded operating profit of EUR 0.9 million in the first quarter of 2007.

The results of the Czech activities of Delhaize Group, formerly in the Emerging Markets segment, have been reclassified to discontinued operations (for both 2006 and 2007), following the agreement to sell the Czech business to Rewe Group. On April 26, 2007, the transaction was approved by the European anti-trust authorities , and the closing is planned on May 31, 2007. As a consequence, a positive accumulated foreign currency translation adjustment of approximately EUR 23.7 million will be recorded as income (in discontinued operations) during the second quarter of 2007.

2007 FINANCIAL OUTLOOK

On the basis of its first quarter results and its plans for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on March 15, 2007.

Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2007 results during a conference call starting May 9, 2007 at 03.00 pm CET / 09:00 am EDT. The conference call can be attended by calling +44 20 7108 6390 (U.K.) or + 1 210 795 0624 (U.S.), with “Delhaize” as the password. The conference call will also be broadcast live over the Internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions may be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

(in millions of EUR)	1st Q 2007	1st Q 2006
Net sales and other revenues	4,712.4	4,735.5
Cost of sales	(3,511.5)	(3,522.6)

Gross profit	1,200.9	1,212.9
Gross margin	25.5%	25.6%
Other operating income	20.4	17.6
Selling, general and administrative expenses	(988.0)	(999.5)
Other operating expenses	(3.7)	(3.6)

Operating profit	229.6	227.4
Operating margin	4.9%	4.8%
Finance costs	(69.0)	(82.2)
Income from investments	4.1	8.9

Profit before taxes and discontinued operations	164.7	154.1
Income tax expense	(54.6)	(56.3)

Net profit from continuing operations	110.1	97.8

Result from discontinued operations, net of tax	3.1	0.1
Net profit (before minority interests)	113.2	97.9

Net profit attributable to minority interests	1.8	0.6

Net profit (Group share)	111.4	97.3

Average EUR exchange rate in USD	1.3106	1.2023

Earnings per Share (Unaudited)

(in EUR, except number of shares)	1st Q 2007	1st Q 2006
Net profit from continuing operations:
Basic	1.13	1.03
Diluted	1.08	0.98

Net profit (Group share):
Basic	1.16	1.03
Diluted	1.11	0.99

Weighted average number of shares:
Basic	95,691,385	94,277,669
Diluted	102,844,613	101,283,115

Total number of shares at the end of the 1st quarter (1)	96,788,970	95,213,186

Outstanding shares at the end of the 1st quarter (1)	95,809,316	94,586,119

(1)	In conjunction with stock option exercises in the first quarter of 2007, Delhaize Group issued 332,046 new shares, purchased 399,275 shares and used 338,220 shares. Delhaize Group owned 979,654 treasury shares at the end of March 2007.

Summary Balance Sheet (Unaudited)

(in millions of EUR)	March 31, 2007	December 31, 2006	March 31, 2006(1)
Assets

Non-current assets	6,794.7	6,872.8	7,277.6
Goodwill	2,670.5	2,697.6	2,929.5
Intangible assets	593.8	604.6	653.3
Property, plant and equipment	3,365.7	3,400.0	3,525.4
Investment property	24.2	25.6	27.2
Financial assets	126.8	133.1	130.3
Other non-current assets	13.7	11.9	11.9

Current assets	2,411.6	2,422.6	2,704.2

Inventories	1,301.6	1,337.9	1,372.5
Receivables and other assets	535.0	594.4	513.1
Financial assets	60.9	34.4	23.2
Cash and cash equivalents	336.8	304.8	795.4
Assets classified as held for sale	177.3	151.1	—
Total assets	9,206.3	9,295.4	9,981.8

Liabilities
Total equity	3,637.9	3,561.4	3,632.2
Shareholders’ equity (2)	3,599.9	3,525.2	3,601.4
Minority interests	38.0	36.2	30.8
Non-current liabilities	3,264.8	3,285.4	3,741.2
Financial liabilities	2,765.6	2,774.6	3,143.3
Provisions and deferred taxes liabilities	462.2	476.3	562.2
Other non-current liabilities	37.0	34.5	35.7
Current liabilities	2,303.6	2,448.6	2,608.4
Financial liabilities	239.7	320.0	608.8
Other current liabilities	2,016.4	2,077.4	1,999.6
Liabilities associated with assets held for sale	47.5	51.2	—

Total liabilities and equity	9,206.3	9,295.4	9,981.8

EUR exchange rate in USD	1.3318	1.3170	1.2104

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans which took place in 2006, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on the first quarter 2006 balance sheet is an increase of non-current liabilities by EUR 20.8 million, an increase of other non- current assets by EUR 0.4 million and a decrease of equity by EUR 20.4 million.
(2)	Including a positive accumulated foreign currency translation adjustment of approximately EUR 23.7 million, which will be recorded as income at the effective date of the sale of Delvita.

Summary Statement of Cash Flows (Unaudited)

(in millions of EUR)	1st Q 2007	1st Q 2006 (1)
Operating activities
Net profit (before minority interests)	113.2	97.9
Adjustments for
Depreciation – continuing operations	107.0	113.4
Amortization – continuing operations	13.1	12.7
Depreciation and amortization – discontinued operations	—	2.5
Impairment – continuing operations	0.6	—
Impairment – discontinued operations	(1.4)	—
Income taxes, finance costs and income from investments	119. 5	130.5
Other non-cash items	7.5	11.5
Changes in operating assets and liabilities	(68.4)	(122.9)
Interest paid	(28.5)	(34.1)
Interest and dividends received	6.5	10.6
Income taxes paid	(11.8)	(25.8)
Net cash provided by operating activities	257.3	196.3

Investing activities
Purchase of tangible and intangible assets (capital expenditures)	(109.9)	(123.4)
Net investment in debt securities	(28.5)	3.6
Other investing activities	2.4	(1.0)
Net cash used in investing activities	(136.0)	(120.8)

Cash flow before financing activities	121.3	75.5

Financing activities
Proceeds from the exercise of share warrants and stock options	19.6	16.0
Purchase of treasury shares	(25.9)	(2.9)
Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(0.4)	(0.3)
Borrowings under (repayments of) long-term loans (net of direct financing costs)	(11.5)	(177.9)
Escrow maturities	4.6	5.1
Borrowings under (repayments of) short-term loans	(78.0)	89.9

Net cash used in financing activities	(91.6)	(70.1)

Effect of foreign currency exchange differences	(2.4)	(14.9)
Net increase (decrease) in cash and cash equivalents	27.4	(9.5)
Cash and cash equivalents at beginning of period (2)	314.3	804.9
Cash and cash equivalents at end of period (2)	341.7	795.4

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.
(2)	Including cash and cash equivalents of Delvita re classified as assets held for sale: EUR 4.9 million as of March 31, 2007 and EUR 9.5 million as of December 31, 2006.

Summary Statement of Changes in Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4
Amortization of deferred loss on hedge	0.7	—	0.7
Unrealized gain (loss) on securities held for sale	0.2	—	0.2
Currency exchange differences on foreign operations	(41.0)	—	(41.0)

Net income (expense) recognized directly in equity	(40.1)	—	(40.1)
Net profit/(loss)	111.4	1.8	113.2

Total recognized income and expense for the period	71.3	1.8	73.1
Capital increases	10.9	—	10.9
Treasury shares purchased	(25.9)	—	(25.9)
Treasury shares sold upon exercise of employee stock options	8.7	—	8.7
Excess tax benefit on employee stock options and restricted shares	4.6	—	4.6
Share-based compensation expense	5.1	—	5.1

Balances at March 31, 2007	3,599.9	38.0	3,637.9

Total shares	96,788,970
Treasury shares	979,654
Outstanding shares	95,809,316

(in millions of EUR, except number of shares)	Shareholders’ Equity (1)	Minority Interests (1)	Total Equity (1)
Balances at January 1, 2006	3,565.9	30.2	3,596.1
Amortization of deferred loss on hedge	1.1	—	1.1
Unrealized gain (loss) on securities held for sale	(0.7)	—	(0.7)
Currency exchange differences on foreign operations	(84.4)	—	(84.4)

Net income (expense) recognized directly in equity	(84.0)	—	(84.0)
Net profit/(loss)	97.3	0.6	97.9
Total recognized income and expense for the period	13.3	0.6	13.9
Capital increases	15.5	—	15.5
Treasury shares purchased	(2.9)	—	(2.9)
Treasury shares sold upon exercise of employee stock options	0.7	—	0.7
Tax payment for restricted shares vested	(0.2)	—	(0.2)
Excess tax benefit on employee stock options and restricted shares	3.2	—	3.2
Share-based compensation expense	5.9	—	5.9

Balances at March 31, 2006	3,601.4	30.8	3,632.2

Total shares	95,213,186
Treasury shares	627,067
Outstanding shares	94,586,119

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.

Supplementary Information (Unaudited)

Number of Stores

	End of 1st Q 2007	Change 1st Q 2007	End of 2006		End of 2007 Planned
United States	1,551	+2	1,549		1,572	(1)
Belgium (2)	716	+5	711	(3)	753
Greece	151	+3	148		167
Romania	19	+1	18		24
Indonesia	51	+1	50		59

Subtotal	2,488	+12	2,476		2,575

Di	132	—	132		—

Czech Republic	97	—	97		—

Total	2,717	+12	2,705		2,575

(1)	In 2007, Delhaize Group expects to open 47 new supermarkets in the U.S. The Group plans to close ten stores to be relocated and 14 other stores. This will result in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007.
(2)	Excluding the Belgian beauty & body care Di business, to be divested in 2007
(3)	Including 31 stores in the Grand Duchy of Luxembourg and three stores in Germany.

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2007	1st Q 2006	% Change
Net sales and other revenues	4,712.4	4,735.5	-0.5%

Effect of foreign currency exchange rates	301.1	—	—

Identical exchange rates growth	5,013.5	4,735.5	+5.9%

Acquisitions and divestitures	—	—	—

Organic sales growth	5,013.5	4,735.5	+5.9%

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2007	1st Q 2006
Net cash provided by operating activities	257.3	196.3
Net cash used in investing activities	(136.0)	(120.8)
Investment in debt securities	28.5	(3.6)
Free cash flow	149.8	71.9

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2007	December 31, 2006	March 31, 2006
Non-current financial liabilities	2,763.2	2,771.8	3,134.0
Current financial liabilities	239.7	317.9	608.8
Derivative liabilities	2.4	4.9	9.1
Derivative assets	—	(1.9)	(0.1)
Investment in securities—non-current	(115.1)	(121.0)	(118.0)
Investment in securities – current	(60.6)	(32.4)	(22.8)
Cash and cash equivalents	(336.8)	(304.8)	(795.4)

Net debt	2,492.8	2,634.5	2,815.6
Net debt to equity ratio	68.5%	74.0%	77.1%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2007			1st Q 2006	2007/2006
	At Actual Rates	Effect of Foreign Currency Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,712.4	+301.1	5,013.5	4,735.5	-0.5%	+5.9%
Operating profit	229.6	+16.6	246.2	227.4	+1.0%	+8.2%
Net profit from continuing operations	110.1	+7.1	117.2	97.8	+12.6%	+19.9%
Basic EPS from continuing operations	1.13	+0.08	1.21	1.03	+9.8%	+17.0%
Net profit (Group share)	111.4	+7.0	118.4	97.3	+14.5%	+21.7%
Basic earnings per share	1.16	+0.08	1.24	1.03	+12.8%	+19.9%
Free cash flow	149.8	+17.9	167.7	71.9	+108.3%	133.2%

FINANCIAL CALENDAR

• Ordinary general meeting of shareholders	May 24, 2007
• Press release—2007 second quarter results	August 9, 2007
• Press release—2007 third quarter results	November 8, 2007

IFRS INFORMATION

The financial information has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

REPORT OF THE STATUTORY AUDITOR

Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises SC s.f.d. SCRL has conducted a limited review of the interim consolidated financial information as of and for the quarter ended March 31, 2007. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the interim consolidated financial information.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

USE OF NON-GAAP FINANCIAL MEASURES

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures that we use are reconciled to financial measures determined in accordance with IFRS. The non-GAAP measures have not been audited by the statutory auditor.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 10, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President